Exhibit 4.2

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS TO NOMINEES OF THE DEPOSITORY TRUST COMPANY, OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL NOTE SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN ARTICLE II OF THE SUPPLEMENTAL INDENTURE REFERRED TO ON THE REVERSE HEREOF.

GREAT AJAX CORP.

7.25% Convertible Senior Notes Due 2024

CUSIP: 38983D 409 ISSUE DATE: April 25, 2017 No. R-1	Principal Amount: $87,500,000 (represented by 3,500,000 units at a price of $25 per unit)

GREAT AJAX CORP., a Maryland corporation, promises to pay to Cede & Co. or registered assigns, the principal amount of 87.50 Million Dollars ($87,500,000), on April 30, 2024.

Interest Rate: 7.25% per year.

Interest Payment Dates: January 15, April 15, July 15 and October 15 of each year, commencing July 15, 2017.

Interest Record Date: January 1, April 1, July 1 and October 1 of each year.

Reference is hereby made to the further provisions of this Note set forth on the reverse side of this Note, which further provisions shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dates: April 25, 2017

GREAT AJAX CORP.

By:	/s/ Lawrence Mendelsohn
Name:	Lawrence Mendelsohn
Title:	Chief Executive Officer

By:	/s/ Mary Doyle
Name:	Mary Doyle
Title:	Chief Financial Officer

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

WILMINGTON SAVINGS FUND SOCIETY, FSB
as Trustee, certifies that this is one
of the Notes referred to in the
within-mentioned Indenture.

By:	/s/ Geoffrey J. Lewis
Authorized Signatory

Dated: April 25, 2017

[Signature Page to Global Note]

7.25% Convertible Senior Notes Due 2024

This Note is one of a duly authorized issue of 7.25% Convertible Senior Notes Due 2024 (the “Notes”) of Great Ajax Corp., a Maryland corporation (including any successor corporation under the Indenture hereinafter referred to, the “Company”), issued under an Indenture, dated as of April 19, 2017 (the “Base Indenture”), as supplemented by a First Supplemental Indenture, dated as of April 25, 2017 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) between the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”). The terms of the Note include those stated in the Indenture, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (“TIA”), and those set forth in this Note. This Note is subject to all such terms, and Holders are referred to the Indenture and the TIA for a statement of all such terms. To the extent permitted by applicable law, in the event of any inconsistency between the terms of this Note and the terms of the Indenture, the terms of the Indenture shall control. Capitalized terms used but not defined herein have the meanings assigned to them in the Indenture unless otherwise indicated.

1.	Interest.

The Notes shall bear Interest on the principal amount thereof at a rate of 7.25% per year.

Interest shall be payable quarterly in arrears on each Interest Payment Date to Holders at the Close of Business on the preceding Interest Record Date. Interest shall be computed on the basis of a three hundred and sixty (360)-day year comprised of twelve (12) thirty (30) day months. Pursuant to Section 7.03 of the Indenture, in certain circumstances, the Company may be obligated to pay Holders Additional Interest.

The Company shall pay Interest to the Securityholder of record on the Interest Record Date even if the Company elects to redeem or Securityholders elect to require the Company to repurchase, the Notes on a date that is after an Interest Record Date but on or prior to the corresponding Interest Payment Date. In that instance, the Company shall pay accrued and unpaid Interest on the Notes being redeemed to, but not including, the Redemption Date or the Fundamental Change Repurchase Date, as the case may be, to the Securityholder of record on the Interest Record Date.

If the principal amount of any Note, or any accrued and unpaid Interest, are not paid when due (whether upon acceleration pursuant to Section 7.02 of the Indenture, upon the date set for payment of the Conversion Price Trigger Redemption Price pursuant to Section 5 hereof, upon the date set for payment of the Fundamental Change Repurchase Price pursuant to Section 6 hereof, upon the Stated Maturity of the Notes, or upon the Interest Payment Dates), then in each such case the overdue amount shall, to the extent permitted by law, bear Cash Interest at the rate of 7.25% per annum, compounded quarterly, which Interest shall accrue from the date such overdue amount was originally due to the date payment of such amount, including Interest thereon, has been made or duly provided for. All such Interest shall be payable in Cash on demand but if not so demanded shall be paid quarterly to the Holders on the last day of each quarter.

2.	Method of Payment.

Except as provided below, the Company will pay, in money of the United States that at the time of payment is legal tender for payment of public and private debts, all amounts due in Cash with respect to the Notes, which amounts shall be paid (A) in the case this Note is a Global Note, by wire transfer of immediately available funds to the account designated by the Depositary or its nominee; (B) in the case this Note is a Certificated Note held by a Holder of more than five million dollars ($5,000,000) in aggregate principal amount of Notes, by wire transfer of immediately available funds to the account specified by such Holder or, if such Holder does not specify an account, by mailing a check to the address of such Holder set forth in the register of the Registrar; and (C) in the case this Note is a Certificated Note held by a Holder of five million dollars ($5,000,000) or less in aggregate principal amount of Notes, by mailing a check to the address of such Holder set forth in the register of the Registrar.

At Stated Maturity, the Company shall pay Interest on Certificated Notes at the Company’s office or agency maintained for that purpose, which initially shall be the office or agency of the Trustee located at 500 Delaware Avenue, 11th Floor, P.O. Box 957, Wilmington, Delaware 19899.

Subject to the terms and conditions of the Indenture, the Company shall make payments in Cash in respect of Conversion Trigger Redemption Prices, Fundamental Change Repurchase Prices, and at Stated Maturity to Holders who surrender Notes to a Paying Agent to collect such payments in respect of the Notes. The Company shall pay Cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts. However, the Company may make such Cash payments by check payable in such money.

3.	Reserved.

4.	Indenture.

The Notes are general unsecured obligations of the Company limited to $87,500,000 aggregate principal amount. The Company may, without the consent of the Holders, reopen the Indenture and issue Additional Notes with the same terms and with the same CUSIP number as the Notes in an unlimited aggregate principal amount, provided that no such Additional Notes may be issued unless they are fungible with the Notes for United States Federal income tax purposes. The Notes and any such Additional Notes would be treated as a single class for all purposes under the Indenture and would vote together as one class on all matters with respect to the Notes.

The Indenture does not limit other indebtedness of the Company, secured or unsecured.

5.	Redemption at the Option of the Company.

No sinking fund is provided for the Notes. On or after April 30, 2022, the Company, at its option, may redeem (a Conversion Price Trigger Redemption) the Notes for U.S. legal tender (Cash) at any time, in whole or in part, upon not less than seventy-five (75) nor more than ninety (90) days’ notice by mail, if the Closing Sale Price of the Common Stock has been at least 130% of the Conversion Price then in effect for at least twenty (20) Trading Days (whether or not consecutive), including the Trading Day immediately preceding the date on which the Company provides a notice of redemption, during any thirty (30) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date on which the Company provides a notice of redemption in accordance with Section 4.03 of the Supplemental Indenture. The redemption price for each $25.00 principal amount of Notes to be redeemed shall be equal to the sum of (i) 100% of the principal amount of the Notes to be redeemed, plus (ii) accrued and unpaid Interest, if any, to, but excluding, the Redemption Date (unless the Redemption Date falls after an Interest Record Date but on or prior to the immediately succeeding Interest Payment Date, in which case the Company will pay the full amount of accrued and unpaid Interest to the Holders of record of such Notes on such Interest Record Date, and the Conversion Price Trigger Redemption Price will be equal to 100% of the principal amount of the Notes to be redeemed). The Redemption Date must be a Business Day, and the Company may not specify a Redemption Date that falls on or after the forty-second (42nd) Trading Day immediately preceding the Maturity Date.

In no event shall any Note be redeemable before April 30, 2022.

6.	Purchase by the Company at the Option of the Holder.

At the option of the Holder and subject to the terms and conditions of the Indenture, the Company shall become obligated to repurchase the Notes held by such Holder after the occurrence of a Fundamental Change for a Fundamental Change Repurchase Price equal to the principal amount of those Notes plus accrued and unpaid Interest, if any, on those Notes up to, but not including, the Fundamental Change Repurchase Date.

Holders have the right to withdraw any Fundamental Change Repurchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

If Cash sufficient to pay the Fundamental Change Repurchase Price of all Notes or portions thereof to be purchased as of the Fundamental Change Repurchase Date, as the case may be, is deposited with the Paying Agent, Interest shall cease to accrue on such Notes (or portions thereof) on and following such Fundamental Change Repurchase Date, and the Holder thereof shall have no other rights as such other than the right to receive the Fundamental Change Repurchase Price upon surrender of such Note.

7.	Notice of Redemption.

Notice of redemption pursuant to Section 5 of this Note shall be mailed at least seventy-five (75) days before the Redemption Date to each Holder to be redeemed at the Holder’s registered address. If money sufficient to pay the Conversion Trigger Redemption Price of all Notes (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to or on the Redemption Date, immediately on and after such Redemption Date, Interest shall cease to accrue on such Notes or portions thereof. Notes in denominations larger than $25.00 principal amount may be redeemed in part but only in integral multiples of $25.00 of principal amount.

8.	Conversion.

Upon the occurrence of certain events and during certain periods, the Notes shall be convertible into Cash, shares of Common Stock, or a combination thereof in accordance with Article IX of the Supplemental Indenture. To convert a Note, a Holder must satisfy the requirements of Section 9.02(a) of the Supplemental Indenture. A Holder may convert a portion of a Note if the portion is $25.00 principal amount or an integral multiple of $25.00 principal amount.

Notwithstanding anything herein to the contrary, no Note may be converted after the Close of Business on the Business Day immediately preceding the Maturity Date.

Upon conversion of a Note, the Holder thereof shall be entitled to receive the Cash, shares of Common Stock, or a combination thereof, payable upon conversion in accordance with Article IX of the Supplemental Indenture.

The initial Conversion Rate is 1.6267 shares of Common Stock per $25.00 principal amount of Notes (which results in an effective initial Conversion Price of approximately $15.37 per share) subject to adjustment in the event of certain circumstances as specified in the Indenture. The Company will deliver Cash in lieu of any fractional share.

The Conversion Rate applicable to each Note that is surrendered for conversion, in accordance with the Notes and Article IX of the Supplemental Indenture, at any time during the Make-Whole Conversion Period or Redemption Conversion Period with respect to a Make-Whole Fundamental Change or a notice of redemption, as applicable, shall be increased to an amount equal to the Conversion Rate that would, but for Section 9.15 of the Supplemental Indenture, otherwise apply to such Note pursuant to Article IX of the Supplemental Indenture, plus an amount equal to the Make-Whole Applicable Increase.

Notwithstanding anything to the contrary in the Indenture, no Holder (other than, for so long as the Wellington Group Ownership Limit Waiver is effective, a Wellington Group Holder) will be entitled to receive shares of the Common Stock upon conversion of Notes to the extent (but only to the extent) that such delivery would result in a violation of the Ownership Limitation. If any delivery of shares of Common Stock owed to a Holder upon conversion is not made, in whole or in part, because such delivery would result in a violation of the Ownership Limitation, the obligation of the Company to make such delivery shall not be extinguished, and the Company will make such delivery as promptly as practicable after any such Holder gives notice to the Company that such delivery would not result in a violation of the Ownership Limitation.

In addition, notwithstanding anything to the contrary in the Indenture, for so long as the Wellington Group Ownership Limit Waiver is effective, no Wellington Group Holder will be entitled to receive shares of the Common Stock upon conversion of Notes to the extent (but only to the extent) that such receipt would cause the Wellington Group to violate the Wellington Group Ownership Limitation. If any delivery of shares of Common Stock owed to a Wellington Group Holder upon conversion of Notes is not made, in whole or in part, because such delivery would result in a violation of the Wellington Group Ownership Limitation, the obligation of the Company to make such delivery shall not be extinguished, and the Company will make such delivery as promptly as practicable after any such Wellington Group Holder gives notice to the Company that such delivery would not result in the Wellington Group being in violation of the Wellington Group Ownership Limitation.

9.	Paying Agent, Conversion Agent and Registrar.

Initially, the Trustee shall act as Paying Agent, Conversion Agent and Registrar. The Company may appoint and change any Paying Agent, Conversion Agent or Registrar without notice, other than notice to the Trustee. The Company or any of its Subsidiaries or any of their Affiliates may act as Paying Agent, Conversion Agent or Registrar.

10.	Denominations; Transfer; Exchange.

The Notes are in fully registered form, without coupons, in denominations of $25.00 of principal amount and integral multiples of $25.00. A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar need not transfer or exchange any Notes selected for redemption (except, in the case of a Note to be redeemed in part, the portion of the Note not to be redeemed) for a period of fifteen (15) days before the mailing of a notice of redemption of Notes to be redeemed or any Notes in respect of which a Fundamental Change Repurchase Notice has been given and not withdrawn (except, in the case of a Note to be purchased in part, the portion of the Note not to be purchased).

11.	Persons Deemed Owners.

The registered holder of this Note may be treated as the owner of this Note for all purposes.

12.	Unclaimed Money or Notes.

The Trustee and the Paying Agent shall return to the Company upon written request any money or securities held by them for the payment of any amount with respect to the Notes that remains unclaimed for two years, subject to applicable abandoned property law. After return to the Company, Holders entitled to the money or securities must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

13.	Amendment; Waiver.

Subject to certain exceptions set forth in the Indenture, (i) the Indenture or the Notes may be amended with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Notes and (ii) certain Events of Defaults may be waived with the written consent of the Holders of a majority in aggregate principal amount of the outstanding Notes. Subject to certain exceptions set forth in the Indenture, the Company and the Trustee may amend the Indenture or the Notes without the consent of any Securityholder under certain specified circumstances.

14.	Defaults and Remedies.

If any Event of Default with respect to Notes shall occur and be continuing, the principal amount of the Notes and any accrued and unpaid Interest on all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

15.	Trustee Dealings with the Company.

Subject to certain limitations imposed by the TIA, the Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with and collect obligations owed to it by the Company or its Affiliates and may otherwise deal with the Company or its Affiliates with the same rights it would have if it were not Trustee.

16.	Calculations in Respect of Notes.

The Company or its agents shall be responsible for making all calculations called for under the Notes including, but not limited to, determination of the market prices for the Notes and of the Common Stock, and the Conversion of the Notes (including any adjustments thereto). Any calculations made in good faith and without manifest error shall be final and binding on all Holders. The Company or its agents shall be required to deliver to each of the Trustee and the Conversion Agent a schedule of its calculations and each of the Trustee and Conversion Agent shall be entitled to conclusively rely upon the accuracy of such calculations without independent verification and will have no responsibility therefor whatsoever. The Trustee will forward the Company’s calculations to any Holder of Notes upon the request of that Holder.

17.	U.S. Federal Income Tax Treatment.

The Company, and each Holder and beneficial owner of a Note, agree to treat the Notes as indebtedness for U.S. federal income tax purposes.

18.	No Recourse Against Others.

A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Note, each Securityholder waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

19.	Authentication.

This Note shall not be valid until an authorized signatory of the Trustee manually signs the Trustee’s Certificate of Authentication on the other side of this Note.

20.	Abbreviations.

Customary abbreviations may be used in the name of a Securityholder or an assignee, such as TEN COM (=tenants in common), TEN ENT (=tenants by the entireties), JT TEN (=joint tenants with right of survivorship and not as tenants in common), CUST (=custodian), and U/G/M/A (=Uniform Gift to Minors Act).

21.	Governing Law.

THE INTERNAL LAWS OF THE STATE OF NEW YORK SHALL GOVERN THE INDENTURE AND THIS NOTE.

22.	Copy of Indenture.

The Company shall furnish to any Securityholder upon written request and without charge a copy of the Indenture that has in it the text of this Note in larger type. Requests may be made to:

Great Ajax Corp.
9400 SW Beaverton-Hillsdale Hwy, Suite 131
Beaverton, Oregon 97005
Fax No.: (503) 228-0171
Telephone No.: (503) 505-5670
Attention: Irving Potter

ASSIGNMENT FORM	CONVERSION NOTICE

To assign this Note, fill in the form below:	To convert this Note, check the box ☐

I or we assign and transfer this Note to ________________________________ ________________________________ (Insert assignee’s Soc. Sec. or tax ID no.)	To convert only part of this Note, state the principal amount to be converted (which must be $25.00 or an integral multiple of $25.00):

If you want the stock certificate made out in another person’s name fill in the form below:

___________________________________________

(Insert the other person’s soc. sec. tax ID no.)

____________________________________________

(Print or type assignee’s name, address and zip code)
And irrevocably appoint ________ agent to transfer this Note on the books of the Company. The agent may substitute another to act for him.

(Print or type other person’s name, address and zip code)

Date: ____________ Your Signature: ________________________________

_______________________________________________________________

(Sign exactly as your name appears on the other side of this Note)

Signature Guaranteed

Participant in a Recognized Signature

Guarantee Medallion Program

By:
Authorized Signatory

SCHEDULE OF INCREASES AND DECREASES
OF GLOBAL NOTE

Initial Principal Amount of Global Note: 87.50 Million Dollars $87,500,000.

Date	Amount of Increase in Principal Amount of Global Note	Amount of Decrease in Principal Amount of Global Note	Principal Amount of Global Note After Increase or Decrease	Notation by Registrar or Note Custodian